UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

I-MINERALS INC.
(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

44973V
(CUSIP Number)

ALLEN L. BALL BV NATURAL RESOURCES LLC
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44973V

1	NAMES OF REPORTING PERSONS. ALLEN L. BALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 125,500 common shares
	8	SHARED VOTING POWER 41,178,238 common shares(1)
	9	SOLE DISPOSITIVE POWER 125,500 common shares
	10	SHARED DISPOSITIVE POWER 41,178,238 common shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,178,238 common shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON IN

Note:

(1)	The number of shares listed as beneficially owned by Mr. Ball consists of:
(i)	125,500 common shares held directly by Mr. Ball;
(ii)	31,568,152 common shares held by BV Natural Resources LLC;
(iii)	an option to purchase 150,000 common shares at a price of CAD$0.10 per share until July 30, 2018 held directly by Mr. Ball;
(iv)	an option to purchase 200,000 common shares at a price of CAD$0.25 per share until January 29, 2020 held directly by Mr. Ball;
(v)	5,220,000 share purchase warrants exercisable at a price of CAD$0.40 per share until April 29, 2016 held by BV Natural Resources LLC;
(vi)	1,085,297 share purchase warrants exercisable at a price from CAD$0.22 to CAD$0.245 until December 1, 2018 held by BV Natural Resources LLC;
(vii)	2,207,978 share purchase warrants exercisable at prices from CAD$0.14 to CAD$0.305 per share held by BV Lending, LLC;
(viii)	746,811 share purchase warrants exercisable at prices from CAD$0.22 to CAD $0.272 until December 31, 2018 held by BV Natural Resources LLC.

CUSIP No.	44973V

1	NAMES OF REPORTING PERSONS. BV NATURAL RESOURCES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 38,620,260 common shares(1)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 38,620,260 common shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,620,260 common shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON OO

Note:

(1)	The number of shares listed as beneficially owned by BV Natural Resources LLC consists of:
(i)	31,568,152 common shares held directly by BV Natural Resources LLC;
(ii)	5,220,000 share purchase warrants exercisable at a price of CAD$0.40 per share until April 29, 2016 held by BV Natural Resources LLC;
(iii)	1,085,297 share purchase warrants exercisable at a price from CAD$0.22 to CAD$0.245 until December 1, 2018 held by BV Natural Resources LLC;
(iv)	746,811 share purchase warrants exercisable at prices from CAD$0.22 to CAD $0.272 until December 31, 2018 held by BV Natural Resources LLC.

CUSIP No.	44973V

1	NAMES OF REPORTING PERSONS. BV LENDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,207,978 common shares(1)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,207,978 common shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,978 common shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

Note:

(1)	The number of shares listed as beneficially owned by BV Lending, LLC consists of 2,207,978 share purchase warrants held directly by BV Lending, LLC.

CUSIP No.	44973V

ITEM 1.            SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is common shares, without par value, of I-MINERALS INC. (the “Issuer”).  The principal executive office of the Issuer is located at 880 – 580 Hornby Street, Vancouver, BC V6C 3B6.

ITEM 2.            IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by:

(i)	Allen L. Ball, an individual.
(ii)	BV Natural Resources LLC, an Idaho limited liability corporation (“BVNR”); and
(iii)	BV Lending, LLC, an Idaho limited liability corporation (“BV Lending”).

Each of the forgoing may be referred to individually in this information statement as a “Reporting Person”, and collectively as the “Reporting Persons”.

(b)	The principal business address for each of the Reporting Persons is 5465 South 5th, Idaho Fall, ID 83404.

(c)	The principal business of BVNR and BV Lending is investing in businesses and securities. Mr. Ball is an Idaho businessman at the business address identified under Item 2(b) of this information statement.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of BVNR and BV Lending were formed under the laws of the State of Idaho. Mr. Ball is a citizen of the United States of America.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Open Market Share Purchases

The Reporting Persons purchased approximately 920,000 common shares of the Issuer on the open market at an approximate cost $170,000.

Private Placements

The Reporting Persons acquired a total of 13,420,370 common shares of the Issuer for total proceeds of $3,139,500 under private placement transactions with the Issuer.

Loan Agreements

The Issuer entered into certain promissory notes, a loan agreement dated September 2013 (the “2013 Loan Agreement”) with BV Lending and a loan agreement dated February 2015, as amended, (the “2015 Loan Agreement”) with BV Lending.  Under the terms of the promissory notes, the 2013 Loan Agreement and the 2015 Loan Agreement, the Reporting Issuers were issued the following securities of the Issuer:

(a)	in January 2013, 800,000 common shares of the Issuer as a bonus for cash advances under certain promissory notes;

CUSIP No.	44973V

(b)	in April 2013, 3,127,398 common shares of the Issuer to settle outstanding indebtedness of $312,739;

(c)	in October 2013, 1,170,084 common shares of the Issuer and 1,170,084 share purchase warrants of the Issuer as a bonus for cash advances totaling $2,050,000

(d)	in March 2014, 1,001,112 common shares of the Issuer to settle accrued interest of $215,439;

(e)	in August 2014, 412,193 common shares of the Issuer and 412,193 share purchase warrants of the Issuer as a bonus for cash advances totaling $1,200,000;

(f)	in August 2014, 741,233 common shares of the Issuer to settle accrued interest of $211,937;

(g)	in December 2014, 1,622,029 common shares of the Issuer to settle accrued interest of $356,846;

(h)	in January 2015, 360,567 common shares of the Issuer and 360,567 share purchase warrants of the Issuer as a bonus for cash advances totaling $900,000;

(i)	in June 2015, 2,267,685 common shares of the Issuer to settle accrued interest of $492,088;

(j)	in July 2015, 1,085,297 common shares of the Issuer and 1,085,297 share purchase warrants of the Issuer as a bonus for cash advances totaling $2,650,000;

(k)	in December 2015, 2,948,431 common shares of the Issuer to settle accrued interest of $743,005;

(l)	in January 2016, 746,811 common shares of the Issuer and 746,811 share purchase warrants of the Issuer as a bonus for cash advances totaling $1,840,000.

Grant of Stock Options to Mr. Ball

The Issuer issued to Mr. Ball stock options (the “Options”) for the purchase of up to 350,000 common shares of the Issuer under the Issuer’s Stock Option Plan.

Exercise of Stock Options

The Reporting Persons acquired 145,000 common shares of the Issuer for proceeds of $55,750 in connection with the exercise of previously granted stock options.

Exercise of Share Purchase Warrants

The Reporting Persons acquired 285,000 common shares of the Issuer for proceeds of $85,500 in connection with the exercise of previously granted share purchase warrants.

ITEM 4.            PURPOSE OF TRANSACTION.

The securities beneficially owned by the Reporting Persons were acquired for investment purposes.  Mr. Ball serves as a member of the Board of Directors of the Issuer and the Chairman of the Board of Directors of the Issuer.

The Reporting Persons may, in the future, exercise the warrants and the options held by them.  In addition, the Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities held by the Reporting Persons in open market transactions or in privately negotiated transactions.

As of the date hereof, and except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No.	44973V

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Persons beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
Allen L. Ball	Common Stock	41,303,738(1)	43.4%
BV Natural Resources LLC	Common Shares	38,620,260(1)	41.7%
BV Lending, LLC	Common Shares	2,207,978(1)	2.5%

*	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of March 9, 2016, the Issuer had 85,557,141 shares of common stock, issued and outstanding.

(1)	The number of shares listed as beneficially owned by Mr. Ball consists of:
(i)	125,500 common shares held directly by Mr. Ball;
(ii)	31,568,152 common shares held by BV Natural Resources LLC;
(iii)	an option to purchase 150,000 common shares at a price of CAD$0.10 per share until July 30, 2018 held directly by Mr. Ball;
(iv)	an option to purchase 200,000 common shares at a price of CAD$0.25 per share until January 29, 2020 held directly by Mr. Ball;
(v)	5,220,000 share purchase warrants exercisable at a price of CAD$0.40 per share until April 29, 2016 held by BV Natural Resources LLC;
(vi)	1,085,297 share purchase warrants exercisable at a price from CAD$0.22 to CAD$0.245 until December 1, 2018 held by BV Natural Resources LLC;

CUSIP No.	44973V

(vii)	2,207,978 share purchase warrants exercisable at prices from CAD$0.14 to CAD$0.305 per share held by BV Lending, LLC;
(viii)	746,811 share purchase warrants exercisable at prices from CAD$0.22 to CAD $0.272 until December 31, 2018 held by BV Natural Resources LLC.

(b)	Power to Vote and Dispose of the Issuer Shares:

Allen L. Ball may be deemed to share voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by the Reporting Persons.

(c)	Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information required by this Item 6 is provided in Items 3, 4 and 7 of this information statement.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement dated as of March 9, 2016 among Allen Ball, BV Natural Resources LLC and BV Lending, LLC.
2.	Loan Agreement dated September 13, 2013 between the Company and BV Lending LLC.(1)
3.	Loan Agreement dated February 18, 2015 between the Company and BV Lending LLC.(2)
4.	Amendment Agreement dated December 1, 2015 between the Company and BV Lending LLC.(3)

(1)	Filed as an exhibit to the Issuer’s Registration Statement on Form 10/A filed with the SEC on December 24, 2014.
(2)	Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on March 11, 2015.
(3)	Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2015.

CUSIP No.	44973V

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BV NATURAL RESOURCES LLC
Dated:	April 11, 2016
		By:	Ball Ventures, LLC, an Idaho limited liability company, the Member

By: BV Management Services, Inc., an Idaho corporation, the Manager
			By:	/s/ Cortney Liddiard
Cortney Liddiard, President

BV LENDING, LLC
Dated:	April 11, 2016
		By:	Ball Ventures, LLC, an Idaho limited liability company, the Member

By: BV Management Services, Inc., an Idaho corporation, the Manager
			By:	/s/ Cortney Liddiard
Cortney Liddiard, CEO

Dated:	April 11, 2016	/s/ Allen L. Ball
ALLEN L. BALL

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of I-MINERALS INC. beneficially owned by each of them and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of April, 2016.

BV NATURAL RESOURCES LLC

By:	Ball Ventures, LLC, an Idaho limited liability company, the Member

By: BV Management Services, Inc., an Idaho corporation, the Manager
	By:	/s/ Cortney Liddiard
Cortney Liddiard, President

BV LENDING, LLC

By:	Ball Ventures, LLC, an Idaho limited liability company, the Member

By: BV Management Services, Inc., an Idaho corporation, the Manager
	By:	/s/ Cortney Liddiard
Cortney Liddiard, CEO

/s/ Allen L. Ball
ALLEN L. BALL